ELD No. 13-03
NEWS RELEASE	February 22, 2013
TSX: ELD NYSE: EGO

Eldorado Reports Year-End and Fourth Quarter Financial and Operational Results
Earnings: $0.16 per share – Q4; $0.44 per share – full year 2012
(all figures in United States dollars unless otherwise noted)

VANCOUVER, BC – Paul N. Wright, Chief Executive Officer of Eldorado Gold Corporation, (“Eldorado” the “Company” or “we”) is pleased to report on the Company's financial and operational results for the year ended December 31, 2012.  Eldorado reported profit attributable to shareholders of the Company of $305.3 million for the year ended December 31, 2012 on sales of 625,394 ounces of gold at an average price of $1,674 per ounce.

“In addition to the continued strong earnings and production achieved in 2012, the Company completed its acquisition of European Goldfields Limited (“EGU”) during the year, significantly increasing our gold reserves” said Paul Wright, President and CEO of Eldorado Gold. “As well, the Company strengthened its cash position through the issuance of Senior Notes totalling $600.0 million, proceeds of which will be used to fund a strong set of development projects in the pipeline.”

2012 Results and Corporate Developments

•	Gold production, including pre-commercial production from Efemcukuru: 656,324 ounces – 2012; 658,652 ounces – 2011.

•	Gold revenues: $1,047.1 million – 2012; $1,042.1 million – 2011.

•	Basic earnings per share: $0.44 per share – 2012; $0.58 per share – 2011.

•
Cash generated from operating activities before changes in non-cash working capital (a non-IFRS measure): $447.7 million – 2012; $502.1 million – 2011. Additionally, sales of pre-commercial production from Efemcukuru generated proceeds of $54.7 million.

•	The Company paid dividends totalling Cdn$0.15 per share compared to Cdn$0.11 per share in 2011.

•	European Goldfields Limited was acquired on February 24, 2012.

•	Reserves increased significantly year over year.

•	The Company issued Senior Notes totalling $600.0 million in December 2012.

Change in Greek corporate income tax rate post acquisition

On January 11, 2013 the government of Greece enacted legislation increasing the corporate income tax rate from 20% to 26%, effective January 1, 2013. The Company calculated its deferred tax liability with respect to its Greek assets including the assets acquired as part of the EGU acquisition based on the 20% Greek income tax rate (the legislated tax rate at the acquisition date). As required by IAS 12, “Income Taxes”, when an income tax rate changes, the deferred tax liability must be adjusted to reflect the change in the income tax rate.  The adjustment is required to be charged to deferred income tax expense.  The Company anticipates that the increase in the Greek income tax rate from 20% to 26% will increase the deferred tax liability and the deferred tax expense by approximately $130.0 million or approximately $0.18 per share in the first quarter of 2013.

Summarized Annual Financial Results

($millions except as noted)	2012	2011	2010
Revenues(1)	$1,147.5	$1,103.7	$793.7
Gold sold (ounces)	625,394	658,919	639,949
Average realized gold price ($/ounce)	$1,674	$1,581	$1,223
Average London spot gold price ($/ounce)	$1,669	$1,572	$1,225
Cash operating costs ($/ounce) (2)	$483	$405	$382
Total cash costs ($/ounce) (2)	$554	$472	$423
Gross profit from gold mining operations(2)	$595.0	$610.8	$400.7
Profit(3)	$305.3	$318.7	$221.0
Earnings per share – Basic ($/share) (3)	$0.44	$0.58	$0.41
Earnings per share – Diluted ($/share) (3)	$0.44	$0.58	$0.40
Cash flow from operating activities before changes in non-cash working capital(2)	$447.7	$502.1	$357.9
Capital Spending – cash basis	$426.2	$272.8	$226.3
Dividends paid – (Cdn$/share)	$0.15	$0.11	$0.05
Cash and cash equivalents	$816.8	$393.8	$314.3
Total Assets	$7,928.1	$3,960.4	$3,685.4
Total long-term financial liabilities(4)	$662.9	$63.2	$113.4

(1) Revenues include proceeds from the sale of lead and zinc concentrates produced by Stratoni in the amount of $47.9 million (Stratoni was acquired in 2012), the sale of iron ore from Vila Nova in the amount of $45.6 million in 2012 ($56.8 million – 2011; $8.3 million – 2010), the sale of pyrite from Olympias in the amount of $0.8 million  (Olympias was acquired in 2012), and the sale of silver in the amount of $6.1 million from our gold mines ($4.8 million – 2011; $2.6 million – 2010). (2) We use cash operating cost per ounce, total cash costs per ounce, gross profit from gold mining operations, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 16 of our  Management Discussion and Analysis for an explanation and discussion of these non-IFRS measures. (3) Attributable to shareholders of the Company. (4) Includes long-term debt net of deferred financing costs, defined benefit plans, and asset retirement obligations.

Review of Annual Financial Results

Profit attributable to shareholders of the Company for the year ended December 31, 2012 was $305.3 million, or $0.44 per share, compared to $318.7 million, or $0.58 per share in 2011. The main factors that impacted our profit as compared to the profit for the year ended December 31, 2011 were: 1) higher production costs due to higher operating costs at our Chinese gold mines; 2) lower depreciation and amortization expense mainly as a result of lower sales volumes; 3) higher exploration expenses due to an increase in the Company’s worldwide exploration activities; 4) higher general and administrative expenses mainly as a result of the additional costs of managing the general and administrative activities of our Greek and Romanian subsidiaries from our acquisition of EGU; 5) transaction costs of $21.2 million connected with the acquisition of EGU; and 6) lower income tax expense due to recognition of $15.8 million of investment incentive tax credits in Turkey related to Efemçukuru and the impact of Turkish lira exchange rate changes on the tax basis of our Turkish tax assets. The effective tax rate decreased from 32% to 29% year over year for the same reasons.

Review of Quarterly Results

Profit attributable to shareholders of the Company for the quarter ended December 31, 2012 was $115.0 million, or $0.16 per share, compared to $88.8 million, or $0.16 per share for the same period in 2011. The main factors that impacted our profit as compared to the profit for the quarter ended December 31, 2011 were: 1) Increased gold revenues from Efemçukuru concentrate sales; 2) Higher operating costs at our Chinese gold mines; and 3) Lower income tax expense due to recognition of $14.6 million of investment incentive tax credits in Turkey. The effective tax rate decreased from 32% to 20% quarter over quarter for the same reasons.

Operations review and outlook

Gold Operations

	2012	2011	2013 outlook(1)
Total Operating Gold Mines
Gold ounces produced	656,324	658,652	705,000 to 760,000
Cash operating costs ($ per ounce)	483	405	515 to 530
Total cash costs ($ per ounce)	554	472	n/a
Capital expenditure (millions)	331.8	241.9	410.0
Kısladağ
Gold ounces produced	289,294	284,648	290,000 to 300,000
Cash operating costs ($ per ounce)	332	374	350 to 360
Total cash costs ($ per ounce)	361	398	n/a
Capital expenditure ($ millions)	104.9	53.1	200.0
Efemçukuru
Gold ounces produced	66,870	n/a	125,000 to 135,000
Cash operating costs ($ per ounce)	583	n/a	470 to 490
Total cash costs ($ per ounce)	613	n/a	n/a
Capital expenditure ($ millions)	73.2	103.8	45.0
Tanjianshan
Gold ounces produced	110,611	114,972	90,000 to 100,000
Cash operating costs ($ per ounce)	415	377	485 to 500
Total cash costs ($ per ounce)	612	567	n/a
Capital expenditure ($ millions)	23.9	8.9	10.0
Jinfeng
Gold ounces produced	107,854	177,757	105,000 to 115,000
Cash operating costs ($ per ounce)	817	442	800 to 820
Total cash costs ($ per ounce)	901	507	n/a
Capital expenditure ($ millions)	59.0	32.2	55.0
White Mountain
Gold ounces produced	80,869	81,275	60,000 to 70,000
Cash operating costs ($ per ounce)	625	474	760 to 780
Total cash costs ($ per ounce)	671	517	n/a
Capital expenditure ($ millions)	27.2	17.2	30.0
Olympias
Gold ounces produced	826	n/a	35,000 to 40,000
Cash operating costs ($ per ounce)	n/a	n/a	780 to 800
Total cash costs ($ per ounce)	n/a	n/a	n/a
Capital expenditure ($ millions)	43.6	n/a	70.0

(1)	Outlook metal prices: gold - $1,700/oz. silver - $30/oz.

Annual review – Operations

Kişladağ

Gold production for 2012 of 289,294 ounces, was 2% higher than 2011. A total of 12,606,575 tonnes of ore were placed on the leach pad at a head grade of 1.20 g/t Au (2011 – 12,430,447; 0.95 g/t Au). Gold inventory levels on the leach pad increased 33% as a result of the higher rates of ore placement as compared with leaching rates. The heap leach gold inventory level is expected to decline as these additional gold ounces place on the pad in 2012 are leached and recovered into dore in 2013.

Cash operating costs of $332 per ounce (2011 - $374 per ounce) were lower year over year as a result of the higher grade material placed on the pad as well as lower annual average exchange rates for the Turkish lira year over year.

Tanjianshan

Gold production for 2012 of 110,611 ounces, was 4% lower than 2011 mainly as a result of lower average treated head grade and lower additional flotation concentrate feed. Ore milled of 1,056,847 tonnes was 5% higher than 2011 while average treated head grade of 3.67 g/t Au was 7% lower than 2011. Circuit recoveries of 82.6% remained relatively constant with a slight increase in average recovery rate year over year (2011 – 82.1%). Additionally, flotation concentrate produced in prior years from ore mined from the Qinlongtan pit between 2007 and 2008 and added to the roaster feed was responsible for approximately 7,700 ounces of production in 2012 (2011 – approximately 12,000 ounces).

 Cash operating costs  of $415 per ounce (2011 - $377 per ounce) were 10% higher year over year mainly as a result of lower grade ore and lower flotation concentrate feed.

Jinfeng

Gold production for 2012 of 107,854 ounces was 39% lower than 2011 mainly as a result of lower throughput and head grade due to impact of limited production from the open pit pending completion of a cutback. A total of 96,800 tonnes of ore was mined from the open pit in 2012 (2011 - 689,737 tonnes). Mining of ore was also impacted by pit wall instability due to excessive rainfall during the second quarter. It is expected that ore production will recommence from the pit in the second quarter of 2013 once the waste stripping has uncovered the ore body. A total of 541,555 tonnes of ore were mined from the underground during the year (2011 - 494,422 tonnes). Additionally, a total of 491,101 tonnes of low grade stockpiled ore and 293,338 tonnes of mineralized waste were fed to the plant during 2012.

 Cash operating costs of $817 per ounce (2011 - $442 per ounce) were 85% higher year over year reflecting the impact of the decrease in treated head grade and the slightly lower throughput.

White Mountain

Gold production for 2012 of 80,869 ounces was slightly lower than 2011 with higher ore throughput offsetting lower grade. A total of 754,673 tonnes were processed at a grade of 3.85 g/t Au (2011 – 708,882 tonnes at 4.37 g/t Au). The increase in tonnes was due to an increase in underground mining efficiency as a result of increased mine development. The average recovery rate of 86.3% was higher than that of 2011 of 81.8% as a result of the process plant changes related to caustic pre-treatment of sulfide ore made in late 2011.

Cash operating costs per ounce of $625 per ounce (2011 - $474 per ounce) were 32% higher year over year as a result of the decrease in head grade and higher costs related to increased backfill and secondary development rates to sustain higher production tonnage.

Efemçukuru

Efemçukuru began milling ore at its process plant on a pre-commercial production basis in June 2011 and the facility reached commercial production rates by the end of 2011. Unseasonably cold and wet weather impacted production during the first quarter of 2012 while delays in commissioning the underground crushing system and the paste fill system affected the second quarter of 2012. By the fourth quarter of 2012 all systems were in place and operating as expected, and production rates increased accordingly.

During 2012 Efemçukuru shipped its concentrate to the Kişladağ Concentrate Treatment Plant (“KCTP”) and operated the KCTP on a pre-commercial production basis while modifying the facility in an effort to reach full commercial production. The KCTP was unable to achieve expected production rates during the year and in September 2012 the plant was placed on care and maintenance pending completion of metallurgical testwork, and development of design alternatives with a view to commissioning the upgraded plant in 2013. Approximately 30,000 ounces of gold were produced and sold on a pre-commercial basis during the KCTP testing period. The revenues, net of cost to produce, were credited to plant and equipment.

In November 2012 Efemçukuru began selling its concentrate to third parties for shipment to smelters in China and had sold 36,450 ounces by year end as well as 597 ounces poured from the gravity circuit at Efemçukuru. These sales were recorded as commercial production and the revenues and costs were reflected in the income statement in 2012.  At the end of 2012 approximately 35,000 contained ounces in concentrate remained in inventory. These ounces are expected to be sold in the first quarter of 2013.

Vila Nova

Vila Nova processed 710,909 tonnes of iron ore at an average grade of 63.9% Fe during 2012 (2011 – 623,684 tonnes at 63.9% Fe). A total of 603,668 tonnes of iron ore were sold on the spot market during 2012 at an average price of $76 per tonne (2011 – 473,387 tonnes at $120 per tonne). Iron ore prices were weak during 2012 as compared with 2011 prices but recovered somewhat in the fourth quarter of 2012.  Operating costs of $60 per tonne (2011 - $64 per tonne) fell slightly year over year mainly due to the weaker Brazilian real.

Stratoni

Stratoni processed 191,602 tonnes of ore and produced 50,680 tonnes of lead/zinc concentrates during 2012 subsequent to the acquisition of EGU by the Company. A total of 52,934 tonnes of lead/zinc concentrates were sold during that same period at an average price of $905 per tonne and average cash operating costs of $729 per tonne.

Annual review – Development projects

Kişladağ Phase IV Mine Expansion

The basic engineering package for the process circuit and mine infrastructure for the Phase IV Mine Expansion was completed in the third quarter of 2012. The capital cost estimate for the project is being updated based on the basic engineering designs.  A  Connection Agreement was reached with the high voltage power supplier to provide an additional 154 kV power line to the site.  Temporary power distribution facilities will be required for start up of the first electric shovel.  Work continued on design of the North Leach Pad and North Rock dump including detailed designs for initial construction work.

Procurement of long lead equipment has been ongoing with orders prepared or placed for the mobile mining fleet as well as fixed plant equipment for the crushing and screening circuits.

Construction activity on site has been focused on earthworks in the proposed plant site and crusher pad areas. The total amount of cut and fill material within the existing permitted area has been substantially completed. Safety continues to be a major focus on the site with 150,393 man-hours spent to date on the project this year with no medical aid or lost time incidents.

Capital spending at Kişladağ for the Phase IV Mine Expansion amounted to $74.4 million in 2012, this included $28.7 million for procurement of long lead equipment.

Olympias

Olympias was acquired by the Company in February 2012 as part of the EGU transaction. The Olympias orebody is a carbonate replacement deposit containing proven and probable gold reserves of 3.8 million ounces of gold with significant lead and zinc values. Olympias was mined in the past from underground and produced lead and zinc concentrates as well as an arsenopyrite-gold concentrate. At the time of its acquisition the mine was on care and maintenance.

The Company is planning to develop Olympias in three phases. In Phase I the plan is to refurbish and re-commission the existing mill and flotation circuits and to reprocess approximately 2.41 million tonnes of historic tailings grading 3.4 g/t gold, at a rate of approximately 900,000 tonnes per annum. The reprocessing facility is designed to produce a flotation concentrate which can be sold commercially.

Approximately 28,300 tonnes of tailings were reprocessed during the final quarter of 2012 at a grade of 5.07 grams per tonne during the re-commissioning of the reprocessing facility. Approximately 826 payable ounces of gold in concentrate were shipped to a smelter prior to year end and were accounted for as pre-commercial production.

Underground refurbishment was begun during 2012 in tandem with the tailings retreatment with the goal of beginning underground mining in Phase II. Approximately 1,000 meters of underground drifts were rehabilitated and 1,377 meters of new drifts were completed. Mine production during Phases II and III, is estimated to be 450,000 and 850,000 tonnes per annum respectively. A core relogging and geologic interpretation program was begun in 2012 to better understand the full extent and distribution of gold mineralization. Based on results of this work the production rates may be increased for Phases II and III.

In Phase III (projected to begin in 2018) the Company plans to construct a new metallurgical plant at Stratoni to treat Olympias ore which will be accessed via an 8 kilometer tunnel, transporting ore to the plant and tailings back to the underground for backfill.

Capital costs incurred in 2012 since the date of the EGU acquisition were $43.6 million for mine development and rehabilitation, and for mill refurbishment.

Skouries

Skouries is a copper\gold porphyry deposit that the Company plans to develop using both open pit and underground mining methods. The deposit currently hosts proven and probable reserves of 3.6 million ounces of gold and 743,000 tonnes of copper.

From the date of the EGU acquisition a total of $20.6 million was spent on capital development at Skouries. The work consisted mainly of site clearing and preparation, geotechnical drilling (835 meters), detailed engineering studies and road building.

On February 17, 2013 the Skouries project site was attacked by a group of armed intruders. Office trailers and mobile equipment were destroyed. The Company is cooperating with the police and other relevant authorities to ensure the safety of our employees and assets.

Certej

The Certej development project in Romania was also acquired as part of the EGU transaction. This deposit hosts a 4.3 million ounce measured and indicated resource that will be developed using open pit mining methods. The Environmental Permit for Certej was approved by the Timisoara Regional Department of Environment during the third quarter of 2012.

Exploration drilling during 2012 significantly expanded the resource at Certej and work is currently underway to convert the resource into an updated and expanded pit design and ore reserve. In addition, metallurgical testwork is ongoing, both to validate the appropriateness of the currently designed metal recovery process and to examine alternative metallurgical processes.

From the date of the EGU acquisition at total of $9.9 million was spent on capital development including land acquisition, metallurgical drilling and testwork, and exploration drilling.

Perama Hill

The Ministry of Environment completed the review of the Preliminary Environmental Impact Assessment (“PEIA”) application and issued the Approval of the PEIA study in February 2012.  Processing of the EIA will be carried out under the Fast Track program established by the Greek government in 2012. Approval of the EIA is expected to be received in the first quarter of 2013.

Geotechnical drilling in the plant site and tailings disposal basin as well as geotechnical holes in the pit area was begun during 2012.  Samples for metallurgical testwork were recovered from selected drill holes.

The basic engineering package for the process plant and ancillary facilities was completed in the fourth quarter of 2012.  Detailed engineering including foundation and structural design was initiated for the process plant, ancillary buildings and filtration plant.

Capital spending for Perama Hill in 2012 amounted to $7.6 million.

Eastern Dragon

Due to delays in the permitting process for Eastern Dragon the Company elected to reduce activity on site until resolution of the issues can be achieved.  During the course of the year construction work at the site was focused on completing critical work already in progress as well as securing the site and equipment for care and maintenance.

Capital costs incurred at Eastern Dragon totalled $13.9 million spent on completion of construction work and care and maintenance of the site facilities.

Tocantinzinho

The Preliminary Environmental License for the Tocantinzinho project was issued in September 2012.  Public participation meetings held in the project area in June were positive and supportive of the project development. Engineering efforts have focused on preparation of a Feasibility Study for the mine and infrastructure and the backup data and designs required for the study. Preliminary results from the feasibility work have revealed a number of areas which could be optimized to improve on the economic performance of the project.  A critical review of the project will be undertaken in 2013 to address areas which can potentially impact both capital and operating costs.

Project spending in 2012 was $12.1 million, not including capitalized exploration costs.

Annual review – Exploration

During 2012 the Company conducted grassroots, advanced stage and minesite exploration activities which included drilling approximately 184,000 meters of drill holes, and involved 32 projects across Turkey, China, Brazil, Greece, and Romania.

Turkey

Kişladağ
At Kişladağ, a total of 10,200 meters of diamond drilling was completed in 2012 testing multiple deep targets defined by a combination of geophysical surveys, soil geochemistry, and geological modelling. The drilling program was not successful at identifying new mineralized porphyry centers, and most of the mineralization and alteration identified is likely a peripheral footprint of the Kişladağ deposit. Two final targets remain to be tested once drill-site permitting has been granted.

Efemçukuru
At Efemçukuru, approximately 30,700 meters of exploration drilling was completed during the year on both the Kestane Beleni and the Kokarpinar vein systems. At Kestane Beleni, drilling was focussed on the Northwest Extension target area (“KBNW”), and also on the down-dip stepouts in the South Ore Shoot (“SOS”) and Middle Ore Shoot / North Ore Shoot (“MOS/NOS”) transition area. In the KBNW target area, 2012 drilling defined a new shallowly-plunging ore shoot with high gold grades. This ore shoot remains open down plunge to the northwest.  In both the SOS and MOS/NOS transition areas, the new drilling extended the known mineralization downdip, and ore shoots remain open at depth. Drilling on the Kokarpinar vein system focused on the relatively untested central portion of the vein. Two new ore shoots were identified: a northern ore shoot supported to date by multiple bonanza grade intercepts, and a more limited southern ore shoot, dominated by stockwork mineralization in the hangingwall to the principal vein. The northern Kokarpinar ore shoot is open downdip, and has also not been tested in the approximately 300 meter interval between the drillhole intercepts and the surface.  Most of the mineralization identified in 2012 drilling at both Kestane Beleni and Kokarpinar falls in the Inferred Resource category. Infill drilling of these zones is planned for 2013.

China

Tanjianshan district
The 2012 exploration program in the Tanjianshan district included drilling programs at the Xijongou (“XJG”) deposit, the Qinlongtan (“QLT”) north target area, the Zhongxinshan (ZXS) prospect, and the Jinlonggou (“JLG”) deposit. At XJG, a total of 5,700 meters of drilling was conducted on infill and stepout holes, providing further definition of the two main mineralized zones as well as testing new target areas. At QLT north, drilling tested the mineralized fault zone at depth beneath the north end of the open pit.  Several high-grade intercepts contributed to a new inferred resource in this target area, which is included in the exploration program for 2013. In addition, exploration drilling by our joint venture partner at QLT north encountered a strongly-mineralized intrusion with high gold grades adjacent to the controlling fault.  Follow-up drilling of this new zone of mineralization began in late 2012 and is included in the 2013 exploration program.

At the Jinlonggou pit, a total of 10,800 meters of drilling targeted zones of inferred mineralization beneath the floor of the current design pit, and also tested the continuity of mineralized fault zones behind the west and south pit walls. This drilling yielded several new zones of Inferred Resources, which are included in the planned infill and stepout drilling program for 2013.

Jinfeng district
At the Jinfeng mine, drilling included surface  and underground programs (16,500 meters and 14,200 meters respectively) which targeted step-outs along the known major mineralized fault zones (F2, F3, F6), infilled gaps in the existing resource model, and tested new conceptual targets. The exploration drilling was successful in maintaining Measured and Indicated Resources at the deposit.

White Mountain district
Exploration drilling of the White Mountain deposit was delayed pending development of additional underground drill stations.

Brazil

Tocantinzinho district
At Tocantinzinho, 2012 exploration activities included 5,700 meters of diamond drilling testing geophysical and geochemical targets peripheral to the deposit. Significant results included the discovery of a zone of copper-molybdenum porphyry-style mineralization several kilometers west of Tocantinzinho, with a drillhole intercept of 295.0 meters grading 0.19% copper and 0.015% molybdenum. Narrow intervals of high grade gold mineralization were also encountered in several drillholes, and will be further tested in 2013.

Reconnaissance
At the Agua Branca project, 8,800 meters of drilling tested the Camarao Hill zone over a 2 kilometer strike length. Although the drilling confirmed continuity of the northeast-striking mineralized zone, significant gold values were typically restricted to narrow intervals within broad low grade zones, and none of the new holes improved on results from previous drill programs. Additional auger testing is planned for early 2013.

Reconnaissance fieldwork aimed at defining drill targets was completed during the year at the Piranhas and Chapadinha projects, both being explored under option agreements with private owners.

Greece

Chalkidiki district
In the Chalkidiki district, drilling programs were completed in 2012 at the Skouries, Piavitsa, and Fisoka project areas. At Piavitsa, 14,000 meters of drilling tested the mineralized Stratoni Fault zone over approximately a 2 kilometer strike length, constraining a new Inferred Resource for the deposit.  Strongest mineralization was encountered in two areas: one near the central portion of the tested area; and the other in the Piavitsa West area, where the Stratoni Fault appears to be offset by a north-striking younger fault. Several drillholes also cut mineralized veins with intermediate sulfidation epithermal characteristics and moderate gold grades. This discovery represents a style of mineralization not previously known in the district.

At Skouries, a total of 12,100 meters of drilling was completed including 19 infill drillholes in the design pit area, and two deep confirmation drillholes. Infill drillholes converted portions of the low-grade Inferred Resource peripheral to the deposit core into Measured and Indicated Resources. The two deep confirmation holes intersected intense porphyry-style mineralization within potassically altered syenite and lesser wallrock zones, with grades similar to those predicted by the resource model.

At Fisoka, a total of 2,700 meters of drilling was completed testing the three primary porphyry target areas. Best results were from a shallow supergene blanket over the northern porphyry body, with grades similar to those obtained from previous drilling programs.

Perama district
In the Perama district, exploration activities during 2012 focused on mapping and sampling of the Perama South deposit area, directed towards identifying controls on mineralization for future drill targeting. At Perama Hill, infill drilling along the western margin of the deposit began late in the year.

Romania

Certej district
Exploration activities in the Certej district during 2012 included drilling programs at the Certej deposit and at the Sacaramb prospect. At the Certej deposit, drilling focused on two areas referred to as the link zone and the west pit areas. A total of 13,900 meters of drilling was completed which identified new high grade zones of mineralization within the deeper parts of the link zone, and significantly increased the deposit resource. At Sacaramb, drilling tested geophysical anomalies along the inferred extension of vein systems that were mined historically. This drill program did not encounter significant new mineralization.

Reserves and Resources

As a result of our acquisition of EGU the Company reported an additional 6.8 million contained ounces of gold in Proven and Probable Reserves and 13.4 million contained ounces of Measured and Indicated Resources at the end of 2012. Proven and Probable Reserves do not include Certej project. Work is currently underway to convert the expanded resource at Certej into reserves, which we plan to complete during 2013. The previous reserve of 46.7 million tonnes at 1.60 g/t Au and 11.5 g/t Ag was calculated on a smaller resource base and is now considered historical. Reserves at the end of 2012 totalled 25.8 million contained ounces of gold, compared with 19.0 million ounces at the end of 2011. Measured and Indicated Resources at the end of 2012 totalled 36.3 million contained ounces of gold, compared with 22.9 million ounces at the end of 2011. Complete mineral reserve and resource data including tonnes, grades and ounces as well as major assumptions and qualified persons responsible for these numbers are shown below in Table 1.

Table 1: Eldorado Gold Mineral  Reserves, as of December 2012
Project	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven and Probable
Gold	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej (See Mineral Reserve Note 3)
Eastern Dragon	837	11.07	297	2,253	6.46	467	3,090	7.71	764
Efemcukuru	1,182	10.81	411	4,019	6.87	886	5,201	7.77	1,297
Jinfeng	7,775	3.97	993	8,859	3.62	1,032	16,634	3.79	2,025
Kisladag	102,695	0.88	2,913	344,915	0.64	7,148	447,610	0.70	10,061
Olympias	11,294	7.57	2,749	4,686	8.70	1,311	15,980	7.90	4,060
Perama	2,477	4.44	354	7,220	2.68	621	9,697	3.13	975
Skouries	65,536	0.88	1,850	82,386	0.66	1,751	147,922	0.76	3,601
Tanjianshan	3,505	2.94	331	1,156	2.96	109	4,661	2.95	440
Tocantinzinho	17,735	1.39	792	31,315	1.17	1,183	49,050	1.25	1,975
White Mountain	3,270	3.10	326	2,140	3.37	232	5,410	3.21	558
TOTAL GOLD	216,306	1.58	11,016	488,949	0.94	14,740	705,255	1.14	25,756
Silver	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej (See Mineral Reserve Note 3)
Eastern Dragon	837	81	2,178	2,253	67	4,848	3,090	71	7,026
Olympias	11,294	104	37,763	4,686	140	21,092	15,980	115	58,855
Perama	2,477	3	254	7,220	4	897	9,697	4	1,151
Stratoni	784	195	4,915	112	107	385	896	184	5,300
TOTAL SILVER	15,392	91	45,110	14,271	59	27,222	29,663	76	72,332
Copper	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries	65,536	0.64	343	82,386	0.51	406	147,922	0.57	749
TOTAL COPPER	65,536	0.64	343	82,386	0.51	406	147,922	0.57	749
Lead	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	8,886	4.3	382	4,686	4.7	220	13,572	4.4	602
Stratoni	784	7.4	58	112	3.9	4	896	6.9	62
TOTAL LEAD	9,670	4.6	440	4,798	4.7	224	14,468	4.6	664
Zinc	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	8,886	5.7	507	4,686	6.2	291	13,572	5.9	798
Stratoni	784	11.3	89	112	12.9	14	896	11.5	103
TOTAL ZINC	9,670	6.2	596	4,798	6.4	305	14,468	6.2	901
Iron	Tonnes	Fe		Tonnes	Fe		Tonnes	Fe
	(x1000)%			(x1000)%			(x1000)%
Vila Nova	2,810	59.4		6,940	58.5		9,750	58.8
TOTAL IRON	2,810	59.4		6,940	58.5		9,750	58.8

Table 2: Eldorado Gold Mineral  Resources as of December 2012
Project	Measured Resources			Indicated Resources			Total Meaured and Indicated			Inferred Resources
Gold	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	14,500	1.84	860	92,200	1.19	3,520	106,700	1.27	4,380	24,400	1.01	800
Eastern Dragon	800	12.48	322	2,700	6.04	530	3,500	7.50	852	2,200	2.67	190
Efemcukuru	1,271	11.85	485	4,614	7.85	1,165	5,885	8.71	1,650	5,242	4.96	835
Jinfeng	11,353	3.94	1,437	13,704	3.40	1,499	25,057	3.64	2,936	10,422	3.07	1,029
Kisladag	105,533	0.87	2,938	458,222	0.59	8,618	563,755	0.64	11,556	379,725	0.40	4,908
Olympias	10,545	8.49	2,878	4,298	10.00	1,382	14,843	8.93	4,260	1,666	8.90	477
Perama	3,064	4.30	424	9,375	3.18	958	12,439	3.46	1,382	8,766	1.96	554
Piavitsa	0	0.00	0	0	0.00	0	0	0.00	0	10,854	4.95	1,727
Skouries	99,135	0.80	2,552	184,493	0.49	2,853	283,628	0.60	5,405	168,063	0.31	1,673
Tanjianshan	4,383	2.77	389	3,694	2.49	295	8,077	2.64	684	3,541	3.85	439
Tocantinzinho	19,777	1.29	820	50,457	0.97	1,574	70,234	1.06	2,394	6,950	0.66	147
White Mountain	4,029	3.47	450	3,337	3.23	346	7,366	3.36	796	4,193	5.22	704
TOTAL GOLD	274,390	1.54	13,555	827,094	0.86	22,740	1,101,484	1.02	36,295	626,022	0.67	13,483
Silver	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	14,500	7	3,170	92,200	9	27,500	106,700	9	30,670	24,400	6	4,870
Eastern Dragon	800	91	2,400	2,700	67	5,900	3,500	73	8,300	2,200	20	1,500
Olympias	10,545	117	39,666	4,298	161	22,248	14,843	130	61,914	1,666	155	8,302
Perama	3,064	3	335	9,375	9	2,833	12,439	8	3,168	8,766	7	1,860
Piavitsa	0	0	0	0	0	0	0	0	0	10,854	39	13,610
Stratoni	1,141	181	6,640	0	0	0	1,141	181	6,640	705	89	2,017
TOTAL SILVER	30,050	54	52,211	108,573	17	58,481	138,623	25	110,692	48,591	21	32,159
Copper	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries	99,135	0.49	484	184,493	0.41	750	283,628	0.43	1,234	168,063	0.34	575
TOTAL COPPER	99,135	0.49	484	184,493	0.41	750	283,628	0.43	1,234	168,063	0.34	575
Lead	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	8,137	4.9	399	4,298	5.4	232	12,435	5.1	631	1,666	5.1	85
Stratoni	1,141	6.8	78	0	0.0	0	1,141	6.8	78	705	4.3	30
TOTAL LEAD	9,278	5.1	477	4,298	5.4	232	13,576	5.2	709	2,371	4.9	115
Zinc	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	8,137	6.6	537	4,298	7.1	305	12,435	6.8	842	1,666	7.2	120
Stratoni	1,141	11.3	129	0	0.0	0	1,141	11.3	129	705	12.5	88
TOTAL ZINC	9,278	7.2	666	4,298	7.1	305	13,576	7.2	971	2,371	8.8	208
Iron	Tonnes	Fe		Tonnes	Fe		Tonnes	Fe		Tonnes	Fe
	(x1000)%			(x1000)%			(x1000)%			(x1000)%
Vila Nova	3,095	59.4		11,480	58.5		14,575	58.7		10,323	59.8
TOTAL IRON	3,095	59.4		11,480	58.5		14,575	58.7		10,323	59.8

Notes on Mineral Resources and Reserves:
1) Mineral reserves and mineral resources are as of December 31, 2012

2) Mineral reserves are included in the mineral resources.

3) The mineral reserves and mineral resources are disclosed on a total project basis.

4)  The Olympias mineral reserves and mineral resources include 2.408 million tonnes of economically recoverable old tailings that grade 3.4 g/t Au and 14 g/t Ag.  These are added into the gold and silver  Proven reserve and Measured resource categories, respectively.

Mineral Reserve Notes:

1)  Gold price used was $1250/oz except for Eastern Dragon,  Tocantinzinho, Skouries underground, and Olympias  projects which used $1000.  Silver price was $16.50/oz;   Copper price was $3.00/lb; Pb and Zn prices were $1,500/t for Olympias, $1,700/t for Stratoni.

2)  Cut-off grades (gold g/t):   Kisladag:  0.20 g/t oxide, 0.31 g/t sulphide;  Efemcukuru: 3.5 g/t;  Perama:  0.8 g/t;  Tanjianshan:  1.6 g/t JLG sulphide, 1.3 g/t JLG oxide/transition, 1.5 g/t 323 Pit; Jinfeng:  0.7 g/t open pit, 2.3g/t underground;  White Mountain:  1.5 g/t;  Eastern Dragon:  1.0 g/t open pit, 1.7g/t underground;  Tocantinzinho: 0.49 g/t sulphide, 0.43 g/t oxide; Skouries: $7.00 NSR  open pit,   $25.26 NSR  underground.  Cut-off grade for Stratoni is based on a 16.5% Zn Equivalent grade (=Zn%+Pb%*1.08+Ag%*167).  Cut-off for Olympias is geology based due to the sharpness of the mineralized contacts and the high grade nature of the mineralization.

3)  Due to a significantly changed resource model the pre-existing reserves for Certej project  (46,960,000 tonnes at 1.60 g/t Au and 11.5 g/t Ag) are now deemed as historical.  New reserves for Certej will be estimated later in 2013.

4) Qualified Persons:
Richard Miller, P.Eng., Manager, Mining for the Company is responsible for the Kisladag, Tanjianshan, Tocantinzinho, Vila Nova Iron, Jinfeng open pit, Perama and Skouries open pit reserves; Norm Pitcher, P.Geo., President for the Company, is responsible for the Jinfeng underground, White Mountain, Eastern Dragon, Efemcukuru, Olympias, Skouries underground and Stratoni reserves.

Mineral Resource Notes:

1)  Cut-off grades (gold g/t):   Kisladag:  0.25 g/t;  Efemcukuru: 2.5 g/t;  Perama:  0.5 g/t;  Jinfeng:  0.7 g/t open pit, 2.0 g/t underground; Tanjianshan:  1.0 g/t; White Mountain:  1.0 g/t;  Eastern Dragon:  1.0 g/t;  Tocantinzinho: 0.3 g/t ; Certej: 0.7 g/t; Skouries:  0.20 g/t Au Equivalent grade open pit, 0.60 Au Equivalent grade underground  (=Au g/t + 1.6*Cu %).    Resource cut-offs for Olympias and Stratoni are geology based due to the sharpness of the mineralized contacts and the high grade nature of the mineralization.

2) Qualified Persons:
Stephen Juras, Ph.D., P.Geo. and Director, Technical Services for the Company is responsible for all of the Company's mineral resources.

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Greece, Romania, and Brazil. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
Chief Executive Officer

Eldorado will host a conference call on Friday, February 22, 2013 to discuss the 2012Year-End Financial and Operating Results at 11:00 a.m. PDT  (2:00  p.m. EDT ).  You may participate in the conference call by dialling 416-340-8530 in Toronto or 1-888-340-9642 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, CEO of Eldorado Gold.  The call will be available on Eldorado’s website. www.eldoradogold.com.  A replay of the call will be available until March 1, 2013 by dialling 905-694-9451 in Toronto or 1-800-408-3053 toll free in North America and entering the Pass code: 6960036.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Company’s 2012 Year-End and Fourth Quarter Financial and Operating Results.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the legal restrictions regarding the payment of dividends by the Company; assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; financial position, reserves and resources and gold production; and the ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition;  loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2012.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and Form 40-F dated March 30, 2012 and technical reports filed under the Company’s name at www.sedar.com and www.sec.gov respectively.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact:

Nancy Woo, Vice President Investor Relations Eldorado Gold Corporation Phone: 604.601.6650 or 1.888.353.8166Burrard Street Fax: 604.687.4026 Email: nancyw@eldoradogold.com	1188, 550 Vancouver, BC V6C 2B5 Web site: www.eldoradogold.com
Request for information packages:laurelw@eldoradogold.com

PRODUCTION HIGHLIGHTS

	First Quarter 2012	Second Quarter 2012	Third Quarter 2012	Fourth Quarter 2012	Fourth Quarter 2011	2012	2011
Gold Production
Ounces Sold	150,661	132,919	154,841	186,973	168,712	625,394	658,919
Ounces Produced1	155,535	140,694	169,565	190,530	168,451	656,324	658,652
Cash Operating Cost ($/oz)2,4,5	452	480	493	502	418	483	405
Total Cash Cost ($/oz)3,4,5	529	550	567	566	486	554	472
Realized Price ($/oz - sold)	1,707	1,612	1,670	1,696	1,686	1,674	1,581
Kişladağ Mine, Turkey
Ounces Sold	65,164	61,991	83,750	78,151	80,572	289,056	284,917
Ounces Produced	65,707	61,575	84,016	77,996	80,339	289,294	284,648
Tonnes to Pad	3,140,492	3,259,574	3,245,700	2,960,809	3,374,541	12,606,575	12,430,447
Grade (grams / tonne)	1.13	1.30	1.05	1.32	0.97	1.20	0.95
Cash Operating Cost ($/oz)4,5	339	333	334	324	353	332	374
Total Cash Cost ($/oz)3,4,5	374	357	363	353	379	361	398
Efemcukuru Mine, Turkey
Ounces Sold	-	-	-	37,046	-	37,046	-
Ounces Produced1	4,293	8,222	14,442	39,913	-	66,870	-
Tonnes Milled	70,646	95,131	93,779	92,600	-	352,156	-
Grade (grams / tonne)	8.74	9.60	9.28	9.27	-	9.26	-
Cash Operating Cost ($/oz)4,5	-	-	-	583	-	583	-
Total Cash Cost ($/oz)3,4,5	-	-	-	613	-	613	-
Tanjianshan Mine, China
Ounces Sold	28,816	27,172	28,944	25,679	27,564	110,611	114,969
Ounces Produced	28,816	27,172	28,944	25,679	27,567	110,611	114,972
Tonnes Milled	262,793	245,457	283,654	264,943	284,138	1,056,847	1,005,236
Grade (grams / tonne)	4.00	3.73	3.55	3.42	3.56	3.67	3.96
Cash Operating Cost ($/oz)4,5	408	432	396	427	415	415	377
Total Cash Cost ($/oz)3,4,5	605	621	593	632	616	612	567
Jinfeng Mine, China
Ounces Sold	35,197	25,661	25,805	21,149	38,672	107,812	177,758
Ounces Produced	35,235	25,630	25,821	21,168	38,641	107,854	177,757
Tonnes Milled	368,756	337,560	356,575	359,903	383,226	1,422,794	1,544,965
Grade (grams / tonne)	3.17	2.68	2.43	2.30	3.63	2.65	4.06
Cash Operating Cost ($/oz) 4,5	643	786	946	986	525	817	442
Total Cash Cost ($/oz) 3,4,5	715	858	1,044	1,088	596	901	507
White Mountain Mine, China
Ounces Sold	21,484	18,095	16,342	24,948	21,904	80,869	81,275
Ounces Produced	21,484	18,095	16,342	24,948	21,904	80,869	81,275
Tonnes Milled	158,114	188,038	210,114	198,407	184,956	754,673	708,882
Grade (grams / tonne)	4.46	3.60	3.14	4.34	4.29	3.85	4.37
Cash Operating Cost ($/oz) 4,5	543	622	766	607	472	625	474
Total Cash Cost ($/oz) 3,4,5	588	666	813	652	519	671	517
Olympias, Greece
Ounces Sold	-	-	-	-	-	-	-
Ounces Produced1	-	-	-	826	-	826	-
Tonnes Milled	-	-	-	28,331	-	28,331	-
Grade (grams / tonne)	-	-	-	5.07	-	5.07	-
Cash Operating Cost ($/oz)4,5	-	-	-	-	-	-	-
Total Cash Cost ($/oz)3,4,5	-	-	-	-	-	-	-

1	Ounces produced include pre-commercial production in Efemcukuru and Olympias.
2	Cost figures calculated in accordance with the Gold Institute Standard.
3	Cash Operating Costs, plus royalties and the cost of off-site administration.
4	Cash operating costs and total cash costs are non-GAAP measures. See the section "Non-GAAP Measures" of this Review.
5	Cash operating costs and total cash costs have been recalculated for prior quarters based on ounces sold.

Eldorado Gold Corporation
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	Note	December 31, 2012	December 31, 2011
		$	$

ASSETS
Current assets
Cash and cash equivalents	6	816,843	393,763
Restricted cash	7, 16	241	55,390
Marketable securities	8	1,988	2,640
Accounts receivable and other	9	112,324	42,309
Inventories	10	220,766	190,968
		1,152,162	685,070
Investments in significantly influenced companies	11	27,949	18,808
Deferred income tax assets	19	3,149	4,259
Restricted assets and other	12	31,846	38,430
Defined benefit pension plan	18	4,571	-
Property, plant and equipment	13	5,868,742	2,847,910
Goodwill	14	839,710	365,928
		7,928,129	3,960,405
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	15	224,567	168,367
Current debt	16	10,341	81,031
		234,908	249,398
Debt	16	582,974	-
Asset retirement obligations	17	79,971	43,213
Defined benefit pension plan	18	-	19,969
Deferred income tax liabilities	19	816,941	336,579
		1,714,794	649,159
Equity
Share capital	20	5,300,957	2,855,689
Treasury stock		(7,445)	(4,018
Contributed surplus		65,382	30,441
Accumulated other comprehensive loss		(24,535)	(10,069
Retained earnings		594,876	382,716
Total equity attributable to shareholders of the Company		5,929,235	3,254,759
Attributable to non-controlling interests		284,100	56,487
		6,213,335	3,311,246
		7,928,129	3,960,405

Approved on behalf of the Board of Directors

(Signed) Robert R. Gilmore Director	(Signed) Paul N. Wright Director

Date of approval:   February 21, 2013

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Income Statements
(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2012	2011
		$	$
Revenue
Metal sales		1,147,541	1,103,737

Cost of sales
Production costs	28	427,946	346,484
Depreciation and amortization		113,529	122,414
		541,475	468,898
Gross profit		606,066	634,839

Exploration expenses		39,521	30,773
General and administrative expenses		70,135	59,239
Defined benefit pension plan expense	18	1,900	2,088
Share based payments	21	21,794	19,722
Acquisition costs	5	21,247	-
Foreign exchange (gain) loss		(2,780	5,367
Operating profit		454,249	517,650

Loss (gain) on disposal of assets		509	(2,729
Gain on marketable securities and other investments		(176	(664
Loss on investments in significantly influenced companies		5,627	4,225
Other income		(6,870	(2,869
Asset retirement obligation accretion	17	1,842	1,546
Interest and financing costs	29	6,983	5,331

Profit before income tax		446,334	512,810
Income tax expense	19	128,276	165,587
Profit for the year		318,058	347,223

Attributable to:
Shareholders of the Company		305,302	318,662
Non-controlling interests		12,756	28,561
Profit for the year		318,058	347,223

Weighted average number of shares outstanding	30
Basic		689,007	549,791
Diluted		690,669	551,625

Earnings per share attributable to shareholders of the Company:	30
Basic earnings per share		0.44	0.58
Diluted earnings per share		0.44	0.58

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2012	2011
		$	$

Profit for the year		318,058	347,223
Other comprehensive loss:
Change in fair value of available-for-sale financial assets (net
of income taxes of nil and $12)		(1,429)	(977)
Realized gains on disposal of available-for-sale financial assets transferred to net income		(56)	(794)
Actuarial losses on defined benefit pension plans	18	(12,981)	(6,661)
Total other comprehensive loss for the year		(14,466)	(8,432)
Total comprehensive income for the year		303,592	338,791

Attributable to:
Shareholders of the Company		290,836	310,230
Non-controlling interests		12,756	28,561
		303,592	338,791

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2012	2011
		$	$
Cash flows generated from (used in):
Operating activities
Profit for the year		318,058	347,223
Items not affecting cash
Asset retirement obligation accretion		1,842	1,546
Depreciation and amortization		113,529	122,414
Unrealized foreign exchange (gain) loss		(1,072)	6,500
Deferred income tax (recovery) expense		(14,311)	1,804
Loss (gain) on disposal of assets		509	(2,729)
Loss on investment in significantly influenced companies		5,627	4,225
Gain on marketable securities and other investments		(176)	(664)
Share based payments		21,794	19,722
Defined benefit pension plan expense		1,900	2,088
		447,700	502,129

Changes in non-cash working capital	22	(152,472)	9,948
		295,228	512,077
Investing activities
Net cash received on acquisition of subsidiary	5	18,789	-
Purchase of property, plant and equipment		(426,174)	(272,818)
Proceeds from the sale of property, plant and equipment		859	147
Proceeds on pre-production sales		54,705	-
Purchase of marketable securities		-	(1,823)
Proceeds from the sale of marketable securities		1,270	8,154
Funding of non-registered supplemental retirement plan
investments, net		14,486	(7,045)
Investments in significantly influenced companies		(14,768)	(16,830)
Decrease (increase) in restricted cash		55,149	(2,957)
		(295,684)	(293,172)
Financing activities
Issuance of common shares for cash		22,145	31,600
Dividend paid to non-controlling interests		(9,399)	(8,095)
Dividend paid to shareholders		(93,142)	(61,167)
Purchase of treasury stock		(6,830)	(6,438)
Long-term and bank debt proceeds		650,000	5,782
Long-term and bank debt repayments		(120,430)	(98,169)
Loan financing costs		(18,808)	(2,999)
		423,536	(139,486)
Net increase in cash and cash equivalents		423,080	79,419
Cash and cash equivalents - beginning of year		393,763	314,344

Cash and cash equivalents - end of year		816,843	393,763

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars)

For the year ended December 31,	Note	2012	2011
		$	$
Share capital
Balance beginning of year		2,855,689	2,814,679
Shares issued upon exercise of share options, for cash		22,145	30,115
Transfer of contributed surplus on exercise of options		23,221	9,410
Shares issued on acquisition of European Goldfields Ltd.	5	2,380,140	-
Tranfer of contributed surplus on exercise of deferred phantom units		19,762	-
Shares issued upon exercise of warrants, for cash		-	1,485
Balance end of year		5,300,957	2,855,689

Treasury stock
Balance beginning of year		(4,018)	-
Purchase of treasury stock		(6,830)	(6,438)
Shares redeemed upon exercise of restricted share units		3,403	2,420
Balance end of year		(7,445)	(4,018)

Contributed surplus
Balance beginning of year		30,441	22,967
Share based payments		21,092	19,304
Shares redeemed upon exercise of restricted share units		(3,403)	(2,420)
Options issued on acquisiton of European Goldfields Ltd.	5	31,130	-
Deferred phantom units granted on acquisition of European
Goldfields Ltd.	5	29,105	-
Transfer to share capital on exercise of options and deferred
phantom units		(42,983)	(9,410)
Balance end of year		65,382	30,441

Accumulated other comprehensive loss
Balance beginning of year		(10,069)	(1,637)
Other comprehensive loss for the year		(14,466)	(8,432)
Balance end of year		(24,535)	(10,069)

Retained earnings
Balance beginning of year		382,716	125,221
Dividends paid		(93,142)	(61,167)
Profit attributable to shareholders of the Company		305,302	318,662
Balance end of year		594,876	382,716
Total equity attributable to shareholders of the Company		5,929,235	3,254,759

Non-controlling interests
Balance beginning of year		56,487	36,021
Profit attributable to non-controlling interests		12,756	28,561
Dividends declared to non-controlling interests		(9,399)	(8,095)
Acquired non-controlling interest	5	224,256	-
Balance end of year		284,100	56,487

Total equity		6,213,335	3,311,246

The accompanying notes are an integral part of these consolidated financial statements.